Exhibit 99.5

Postmedia Network Reports First Quarter Results

January 9, 2014 (TORONTO) – Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today released financial information for the three months ended November 30, 2013.

First Quarter Operating Results
Net loss in the quarter ended November 30, 2013 was $11.8 million compared to net earnings of $6.7 million in the same period in the prior year. The increase in net loss was largely due to a $15.3 million increase in restructuring expenses, primarily associated with print production outsourcing, an increase in depreciation expense and a modest decline in operating income before depreciation, amortization and restructuring, all as compared to the same period in the prior year.

Operating income before depreciation, amortization and restructuring of $46.0 million in the quarter represents a decrease of $3.0 million (6.1%), relative to the same period in the prior year. This drop is the result of revenue declines of $17.7 million, partially offset by decreases in compensation, newsprint, distribution and other expenses totaling $14.7 million. Excluding non-cash compensation expense, related to option and other long-term incentive plans, operating income before depreciation, amortization and restructuring decreased $3.7 million (7.4%).

Operating income in the quarter was $2.3 million as compared to $26.6 million in the same period in the prior year. The decrease was primarily as a result of increased depreciation ($6.4 million increase) and restructuring expenses ($15.3 million increase) and a modest decline in operating income before depreciation, amortization and restructuring.

Revenue for the quarter was $194.0 million, a decrease of $17.7 million (8.4%) relative to the same period in the prior year. This decrease was primarily due to a decline in print advertising revenue of $16.1 million (12.2%) with the declines occurring across all categories. Print circulation revenue increased $0.3 million (0.6%) relative to the same period in the prior year as a result of price increases in excess of volume declines. Digital revenue decreased $1.3 million (5.1%) relative to the same period in the prior year as a result of declines in local digital advertising revenue and digital classified revenue, partially offset by increases in digital circulation revenue.

Total operating expenses excluding depreciation, amortization and restructuring decreased $14.7 million (9.0%) relative to the same period in the prior year. Expense reductions occurred in all operating expense categories, including compensation, newsprint, distribution and other operating expenses. Excluding non-cash compensation expense, operating expenses excluding depreciation, amortization and restructuring decreased $14.0 million (8.6%).

Business Transformation Initiatives
In November 2013, the Company outsourced the production of the Calgary Herald and committed to third party outsourcing contracts for the production of both The Vancouver Sun and The Province. These initiatives are key elements of the three year transformation program announced in July 2012 and are expected to result in significant operating cost savings. In addition, our production outsourcing program enables the sale of production related real estate in Vancouver, Calgary and Edmonton. Future proceeds from these potential sales will be used to accelerate repayment of our debt.

As announced in July 2012, the Company is implementing a three-year transformation program that is targeted to result in net operating cost savings of 15%-20%. During the three months ended November 30, 2013, the Company implemented transformation initiatives which are expected to result in an additional $5 million of net annualized cost savings. In total, the Company has implemented net annualized cost savings of approximately $87 million, or 12.5% of operating costs since the program was announced.

Management Commentary
"We continue to face significant revenue challenges as a result of a rapidly changing advertising market," said CEO Paul Godfrey." In spite of these challenges, however, we are very pleased with the progress we have made in stabilizing circulation revenue, deepening insights into our audiences across multiple platforms, and transforming our cost structure to match the realities of the business. As the newspaper industry continues to transform, we are confident that we are positioning the company for future success."

Note: All dollar amounts are expressed in Canadian dollars unless otherwise specified.

Additional Information
Additional information, including financial statements and management’s discussion and analysis can be found on the Company’s website at www.postmedia.com/investors/financial-reports, on SEDAR at www.sedar.com or on the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

About Postmedia Network Canada Corp.
Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Information
This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The Company has tried, where possible, to identify such information and statements by using words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “may,” “will,” “could,” “would,” “should” and similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance. Forward-looking statements in this news release include statements with respect to the implementation and results of the Company’s transformation initiatives, the realization of anticipated cost savings, the impact of the Company’s organizational redesign and the ability of the Company to leverage future opportunities. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others: competition from other newspapers and alternative forms of media; the effect of economic conditions on advertising revenue; the ability of the Company to build out its digital media and online businesses; the failure to maintain current print and online newspaper readership and circulation levels; the realization of anticipated cost savings; possible damage to the reputation of the Company’s brands or trademarks; possible labor disruptions; possible environmental liabilities, litigation and pension plan obligations; not being able to refinance our ABL Facility on attractive terms or at all; fluctuations in foreign exchange rates and the prices of newsprint and other commodities. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2013, 2012 and 2011. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates may differ materially from any such information and statements in this news release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

For more information:

Media Contact
Phyllise Gelfand
Vice President, Communications
(416) 442-2936
pgelfand@postmedia.com

Investor Contact
Doug Lamb
Executive Vice President and Chief Financial Officer
(416) 383-2325
dlamb@postmedia.com

Postmedia Network Canada Corp.
Consolidated Statements of Operations
(UNAUDITED)

For the three months ended November 30, 2013 and 2012

(In thousands of Canadian dollars, except per share amounts)	2013	2012
		(revised)(1)
Revenues
Print advertising	116,605	132,741
Print circulation	49,588	49,276
Digital	23,554	24,813
Other	4,231	4,842
Total revenues	193,978	211,672
Expenses
Compensation	73,958	83,067
Newsprint	9,120	12,108
Distribution	26,308	28,192
Other operating	38,581	39,318
Operating income before depreciation, amortization and restructuring	46,011	48,987
Depreciation	13,227	6,890
Amortization	10,412	10,734
Restructuring and other items	20,113	4,797
Operating income	2,259	26,566
Interest expense	15,733	16,167
Net financing expense related to employee benefit plans	1,404	1,864
(Gain) loss on disposal of property and equipment	(14)	268
(Gain) loss on derivative financial instruments	(4,054)	697
Foreign currency exchange losses	995	866
Earnings (loss) before income taxes	(11,805)	6,704
Provision for income taxes	-	-
Net earnings (loss) attributable to equity holders of the Company	(11,805)	6,704

Earnings (loss) per share attributable to equity holders of the Company
Basic	$(0.29)	$0.17
Diluted	$(0.29)	$0.16

(1) Results for the three months ended November 30, 2012 have been revised from amounts previously reported as a result of the adoption of new and amended accounting standards on September 1, 2013. See note 2 of our interim condensed consolidated financial statements for additional information.

Postmedia Network Canada Corp.
Consolidated Statements of Financial Position
(UNAUDITED)

(In thousands of Canadian dollars)	As at November 30, 2013	As at August 31, 2013
		(revised)(1)
Assets
Current Assets
Cash	35,113	40,812
Accounts receivable	104,141	82,615
Inventory	2,791	3,234
Current portion of derivative financial instruments	3,577	1,411
Prepaid expenses and other assets	10,031	10,128
Total current assets	155,653	138,200
Non-Current Assets
Property and equipment	212,934	223,173
Asset held-for-sale	10,530	10,530
Derivative financial instruments	20,856	16,802
Other assets	528	732
Intangible assets	314,046	323,760
Goodwill	149,600	149,600
Total assets	864,147	862,797

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	73,482	67,618
Provisions	34,468	26,097
Deferred revenue	24,416	24,645
Current portion of long-term debt	12,500	12,500
Total current liabilities	144,866	130,860
Non-Current Liabilities
Long-term debt	471,204	474,380
Other non-current liabilities	114,401	121,817
Provisions	778	826
Deferred income taxes	681	681
Total liabilities	731,930	728,564

Equity
Capital stock	371,132	371,132
Contributed surplus	9,178	9,020
Deficit	(245,376)	(241,925)
Accumulated other comprehensive loss	(2,717)	(3,994)
Total equity	132,217	134,233
Total liabilities and equity	864,147	862,797

(1) The consolidated statement of financial position as at August 31, 2013 has been revised from amounts previously reported as a result of the adoption of new and amended accounting standards on September 1, 2013. See note 2 of our interim condensed consolidated financial statements for additional information.

Postmedia Network Canada Corp.
Consolidated Statements of Cash Flows
(UNAUDITED)

For the three months ended November 30, 2013 and 2012

(In thousands of Canadian dollars)	2013	2012
		(revised)(1)
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings (loss) attributable to equity holders of the Company	(11,805)	6,704
Items not affecting cash:
Depreciation	13,227	6,890
Amortization	10,412	10,734
(Gain) loss on derivative financial instruments	(4,054)	697
Non-cash interest	1,485	1,331
(Gain) loss on disposal of property and equipment	(14)	268
Non-cash foreign currency exchange losses	916	824
Share-based compensation plans and other long-term incentive plan expense	143	878
Net financing expense relating to employee benefit plans	1,404	1,864
Non-cash compensation expense of employee benefit plans	-	2,028
Employee benefit funding in excess of compensation expense	(381)	-
Settlement of foreign currency interest rate swap designated as a cash flow hedge	-	(8,976)
Net change in non-cash operating accounts	(7,110)	(10,014)
Cash flows from operating activities	4,223	13,228

INVESTING ACTIVITIES
Net proceeds from the sale of property and equipment and asset held-for-sale	14	24,691
Additions to property and equipment	(2,988)	(2,636)
Additions to intangible assets	(698)	(956)
Cash flows from investing activities	(3,672)	21,099

FINANCING ACTIVITIES
Repayment of long-term debt	(6,250)	(23,187)
Debt issuance costs	-	(96)
Cash flows from financing activities	(6,250)	(23,283)

Net change in cash	(5,699)	11,044
Cash at beginning of period	40,812	22,189
Cash at end of period	35,113	33,233

Supplemental disclosure of operating cash flows
Interest paid	9,142	1,222
Income taxes paid	-	-

(1) Cash flows for the three months ended November 30, 2012 have been revised from amounts previously reported as a result of the adoption of new and amended accounting standards on September 1, 2013. See note 2 of our interim condensed consolidated financial statements for additional information.